

December 14, 2012

<u>Via E-mail</u>
Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

> **Re: Haemonetics Corporation**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 22, 2012**
> **Response dated November 29, 2012**
> **File No. 001-14041**

Dear Mr. Lindop:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Significant Customers, page 7</u>

1.   Please expand your response to prior comment 1 to tell us how you intend to have your disclosure for your fiscal year ended March 31, 2012 comply with Regulation S-K Item 101(c)(1)(vii). That Item provides that the name of any customer shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of the customer would have a material adverse effect on you and your subsidiaries taken as a whole. We note your risk factor related to this customer on page 11 of your Form 10-K. In this regard, please note that that disclosure required by Regulation S-K generally is not an appropriate subject for confidential treatment. For guidance, please refer to section II.B.2 of Division of Corporation Finance Staff Legal Bulletin No. 1 (February 28, 1997) available on the Commission's web site.

Exhibits, page 83

2.   We note your response to prior comment 5. Please include with your response to this letter the complete copy of your articles of incorporation that you plan to file with your next Form 10-Q.

3.   Please expand your response to prior comment 6 to show us your 15% calculation. If you omit any of the potential consideration to be paid from your calculation or do not use the net fixed assets figure shown in your financial statements, please tell us the authority on which you rely. Also, please address the requirements of Regulation S-K Item 601(b)(2). In this regard, we note that you highlight the acquisition on the first page of your 10-K and that your CEO indicated in your April 30, 2012 conference call that the agreement is important to your "leadership position in blood management." Because the agreement is not filed, it is unclear how investors will know significant terms such as the rights and remedies of the parties, particularly given the issues you announced in September.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares, at (202) 551-3580, or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Alexander Steffan